SEC File Number
                                                                 _______________
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                                                    CUSIP Number
                                  FORM 12b-25                    _______________

                           NOTIFICATION OF LATE FILING

(Check One)
          |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form N-SAR

                  For Period Ended: February 29, 2000
                  |_|  Transition Report on Form 10-K
                  |_|  Transition Report on Form 20-F
                  |_|  Transition Report on Form 11-K
                  |_|  Transition Report on Form 10-Q
                  |_|  Transition Report on Form N-SAR
                  For the Transition Period Ended:_____________________________

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE

       Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

LCS, Golf, Inc.
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Full Name of Registrant


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Former Name if Applicable

809 North Dixie Highway, Suite 200
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Address of Principal Executive Office (STREET AND NUMBER)

West Palm Beach, Florida 33401
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City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

|X|  (a) The reasons described in reasonable detail in Part III of this

|X| (b) The subject annual report, semi-annual report, transition report be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or


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         before the fifth calendar day following the prescribed due date; and

|X| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attached Extra Sheets if Needed)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Mr. Alex Bruni          (561)             835-8484
      -----------------       -------------     ------------------
      (Name)                  (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).

             |X| Yes   |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes or |X| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the result cannot be made.
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                                 LCS GOLF, INC.
                                -----------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 31, 2000                     By: /s/ Alex Bruni
                                           ------------------------------------
                                           Alex Bruni, Chief Operating Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
   Intentional misstatements or omissions of act constitute Federal Criminal
                                   Violations
                              (See 81 U.S.C. 1001).

                               GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of


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      public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).

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Part III

      The Company has recently dismissed its previous independent auditors, Cornick, Garber & Sandler, LLP ("Cornick"), and has engaged the firm of Richard
A. Eisner & Company, LLP ("Eisner") to serve as its new independent auditors. The reason for such dismissal was not due to any disagreement with Cornick. Rather, it was because the audit partner most familiar with the Company recently left Cornick and joined Eisner. The Company will be shortly filing the necessary Current Reports on Form 8-K announcing the foregoing dismissal and engagement.

      Eisner has informed the Company that, since it was only recently engaged to serve as the Company's independent auditors, additional time will be required to complete the fieldwork on their initial audit. The Company's Annual Report on Form 10-KSB is being finalized. A copy of Eisner's statement acknowledging the foregoing is attached to this filing as Exhibit A.

      The foregoing reason causing the Company's inability to timely file its Annual Report on Form 10-K for the fiscal year ended February 29, 2000 could not be eliminated without unreasonable effort or expense.


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Exhibit A

                                       May 31, 2000

LCS Golf, Inc.
809 North Dixie Highway
Suite 200
West Palm Beach, Florida 33401

Ladies and Gentlemen:

      We have read the information contained in Form 12b-25 concerning our fieldwork on our audit of the financial statements of LCS Golf, Inc. and Subsidiaries for the year ended February 29, 2000. We agree with the statement as it pertains to us.

                                       Very truly yours,


                                       Richard A. Eisner & Company, LLP